UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   McAuliffe, John C.
   General Physics Corporation
   6700 Alexander Bell Drive
   Columbia, MD  21046
2. Issuer Name and Ticker or Trading Symbol
   GP STRATEGIES CORPORATION
   (GPX)
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   7/1/99
5. If Amendment, Date of Original (Month/Year)
   8/4/99
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)
   Senior Vice President
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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Common Stock               |7/1/99|J(1)| |2,301             |A  |$8.75      |7,156              |D     |                           |
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                           |      |    | |                  |   |           |3,414              |I     |401(k) Savings Plan        |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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Employee Stock Option |$8.75   |7/1/9|A(1)| |2,301      |A  |     |12/31|Common Stock|2,301  |$8.75  |0           |D  |            |
(Right to Buy)        |        |9    |    | |           |   |     |/04  |            |       |       |            |   |            |
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Employee Stock Option |$8.00   |7/8/9|A   | |100,000    |A  |(2)  |7/8/0|Common Stock|100,000|$8.00  |20,000      |D  |            |
(Right to Buy)        |        |9    |    | |           |   |     |4    |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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Explanation of Responses:
(1) Acquisition on 7/1/99 of 2,301 shares of GP Strategies Common Stock at a price of $8.75 per share, the closing price on the New York Stock Exchange, pursuant to the provisions of
Section 2.1(c)(1) of the Agreement
and Plan of Merger among the Issuer, General Physics Corporation and GPX Acquisition, Inc. dated as of 11/19/96 and amended on
12/18/96.
(2) Options are exercisable cumulatively at the rate of 20% per annum commencing on the date of grant.
SIGNATURE OF REPORTING PERSON
Lydia M. DeSantis for John C. McAuliffe
DATE
September 15, 1999